UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to _____

Commission File Number 001-13533

THE NOVASTAR FINANCIAL, INC. 401(k) PLAN

(Full title of the plan)

NOVASTAR FINANCIAL, INC.

8140 Ward Parkway, Suite 300

Kansas City, MO 64114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NovaStar Financial, Inc. 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004,

Supplemental Schedule as of December 31, 2005, and Independent Auditors’ Report

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULES	8

Form 5500, Schedule H, Part VI, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	9

Form 5500, Schedule H, Part IV, Question 4a—Delinquent Participant Contributions for the Year Ended December 31, 2005	10

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

NovaStar Financial, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of NovaStar Financial, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedules as of and for the year ended December 31, 2005, listed in the table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri

October 16, 2006

NOVASTAR FINANCIAL, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS-Participant-directed investments (Note 2)	$32,011,991	$31,484,505

RECEIVABLES:
Employer contributions receivable	1,172,957	2,855,883
Participant contributions receivable	183,873	159,655

NET ASSETS AVAILABLE FOR BENEFITS	$33,368,821	$34,500,043

See notes to financial statements

NOVASTAR FINANCIAL, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(3,119,417)	$4,721,363
Interest and dividends	1,368,891	68,046

Total investment (loss) income	(1,750,526)	4,789,409

Other additions:
Employer contributions	1,172,957	2,874,182
Participant contributions	5,420,708	5,300,223
Rollover contributions	849,529	706,241

Total additions	5,962,668	13,670,055

DEDUCTIONS
Benefits paid to participants	6,770,000	3,360,561
Administrative expenses	53,890	52,987

Total deductions	6,823,890	3,413,548

NET (DECREASE) INCREASE	(1,131,222)	10,256,507

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	34,500,043	24,243,536

End of year	$33,368,821	$34,500,043

See notes to financial statements

NOVASTAR FINANCIAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—The NovaStar Financial, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan established January 1, 1997 for eligible employees of NovaStar Financial, Inc. (the “Company”), its wholly owned subsidiaries, and its affiliates (collectively, “the Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan Document for more complete information.

Contributions—Employees of the Companies may participate in the Plan upon completion of three months of service. In addition, eligible employees must be twenty-one years old to enter the Plan.

Participants may elect to contribute up to the lesser of $14,000 and $13,000 in 2005 and 2004, respectively, or up to 50% of their compensation received during the Plan year. In addition all employees who are eligible to make salary deferrals under this plan and who are age 50 or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with the Plan Document. The Companies may elect to match a certain percentage of participants’ contributions. The Companies may also elect to make a discretionary contribution which is allocated to participants based on each participant’s compensation. The Companies’ contributions are limited to amounts that are allowable as a deduction for federal income tax purposes. The Companies made matching contributions for the years ended December 31, 2005 and 2004, of $1,172,957 and $2,874,182, respectively. For the plan years ended December 31, 2005 and 2004, the Companies did not make a matching contribution to highly compensated employees or certain employees of a subsidiary, as provided under the Plan Document.

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Benefits—Plan participants who leave the Companies as a result of termination, retirement or permanent disability may receive the entire amount of their vested account in one lump-sum. If a participant dies, his or her designated beneficiary will receive the benefit. If the vested balance is less than $5,000, the participant will receive a lump-sum distribution of his or her account.

Participants’ Loans—Participants may borrow the lesser of (a) $50,000, or (b) 50% of the vested account balance from their fund accounts. The minimum that may be borrowed is $500. Loans to participants bear interest equal to the prime rate (as published in The Wall Street Journal) plus 1%.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Companies’ matching contribution, if any, and allocations of (a) the Companies’ discretionary contributions and (b) Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to first pay administrative costs of the Plan, then any remaining forfeited amounts are used to reduce future Companies’ contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $497,015 and $265,219, respectively. During 2005, forfeitures of $41,589 were used to pay Plan expenses and no forfeitures were used to reduce Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after four years of credited service.

Years of Service	Vested (and Nonforfeitable) Percentage of Company Contributions

Less than one year	0%
One year but less than two	25
Two years but less than three	50
Three years but less than four	75
Four years or more	100

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for its benefit responsive investment contract, which is valued at contract value (Note 3), and the NovaStar Financial, Inc. common stock unitized fund, which is valued at estimated fair value based on the unit values of the fund as determined by the trustee of the fund. Shares of mutual funds are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Individual participant accounts for the NovaStar Financial, Inc. common stock unitized fund and the Metlife Guaranteed Investment Contract are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Investment Options—Upon enrollment in the Plan, a participant may direct the employee and Companies’ contributions to the various funds offered by the Plan. Participants may transfer on a daily basis between investment options in 5% increments.

Use of Estimates—The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefit and the changes therein and disclosure of contingent assets and liabilities. Actual results could differ from estimates. The Plan has disclosed in the financial statements all estimates where it is reasonably possible that the estimate will change in the near term and the effect of the change could be material to the financial statements. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Administrative expenses are paid by the Plan or the Companies’ as provided by the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

2.	INVESTMENTS

At December 31, 2005 and 2004, the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	2005	2004

Investments at fair value:
NovaStar Financial, Inc. common stock unitized fund	$7,182,507	$13,793,242
Mutual funds:
Oakmark Select Fund	1,759,457	2,362,994
Oppenheimer Global Fund	1,859,541
Blackrock Global Resources Portfolio	1,723,732
American Balanced Fund	1,788,481

Investments at contract value
Guaranteed Investment Contract—Met Life	3,102,005

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(3,119,417) and $4,721,363, respectively, as follows:

	2005	2004

Mutual funds	$594,720	$2,546,300
NovaStar Financial, Inc. common stock unitized fund	(3,714,137)	2,176,063

	$(3,119,417)	$4,721,363

3.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a benefit-responsive investment contract with Metropolitan Life Insurance Company (“MetLife”). MetLife maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates were 4.2% at December 31, 2005 and 2004. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than three percent. Such interest rates are reviewed on an annual basis for resetting. The average yield for the years ended December 31, 2005 and 2004, was 4.2%.

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments include a unitized fund that invests in the Company’s common stock and a guaranteed investment contract with MetLife. The Company is the sponsor of the Plan and MetLife is the recordkeeper, therefore, these transactions qualify as party-in-interest transactions.

The Company stock fund is made up of shares of Company common stock and shares of a money market fund. As of December 31, 2005, the Company stock fund included 234,320 shares of Company stock with a market value of $6,586,735 and 595,772 shares in a money market fund with a market value of $595,772, for a total fund fair value of $7,182,507.

5.	FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on April 14, 2003, in which the Internal Revenue Service stated that the Plan, and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Companies and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their Companies’ contributions.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

NovaStar Financial, Inc. remitted the June 17, 2005 participant contributions of $250,153 to the trustee on June 29, 2005, which was later than required by Department of Labor Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and will pay the required exise tax on the transaction.

8.	SUBSEQUENT EVENTS

The Company has changed the recordkeeper of the Plan from MetLife to The Newport Group in September 2006. Due to the change in recordkeepers, there is a blackout period beginning on September 18, 2006, which is expected to end during the calendar week of October 22, 2006. During the blackout period, participants will be temporarily restricted from requesting loans, withdrawals, or distributions; making fund exchanges (transfers) or contribution allocation changes; or checking account balances while Plan records are transitioned to the new recordkeeper. Participants will still be able to make payroll and rollover contributions and loan repayments during the blackout period. On August 23, 2006, the Company sent a notice to its directors and executive officers informing them that during the blackout period, the Company’s directors and officers will be restricted from, directly or indirectly, purchasing, acquiring, exercising, selling, or otherwise transferring certain equity securities of the Company.

During the 12-month period ended January 20, 2006, up to approximately 23,000 shares of Company common stock under the Plan may have been sold in a manner that may not have complied with the registration requirements of applicable securities laws. As a result, the Company initiated offers to rescind the purchase of these shares on January 20, 2006. The Company repurchased 408 shares of its common stock for $18,971 (based on the closing price of the common stock on March 31, 2006) from eligible investors who accepted the rescission offers as of March 31, 2006, the date the rescission offers expired.

SUPPLEMENTAL SCHEDULES

NOVASTAR FINANCIAL, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART VI, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, or Similar Party	Description of Investment	Current Value

*	Guaranteed Investment Contract–MetLife	GIC (258,152 units)	$3,102,005
	Oakmark Equity & Income Fund	Registered Investment Company (48,326 shares)	1,203,808
	BlackRock Index Equity Fund	Registered Investment Company (49,552 shares)	1,180,318
	American Century Ultra Fund	Registered Investment Company (34,927 shares)	1,036,642
	Oakmark Select Fund	Registered Investment Company (53,707 shares)	1,759,457
	BlackRock–Aurora Fund	Registered Investment Company (31,328 shares)	1,071,112
	RiverSource Small Company Index Fund	Registered Investment Company (60,951 shares)	504,672
	Calvert Income Fund	Registered Investment Company (60,127 shares)	1,007,730
	Lord Abbott Mid Cap Value Fund	Registered Investment Company (65,403 shares)	1,465,674
	Dreyfus Premier Technology Growth Fund	Registered Investment Company (3,122 shares)	74,667
	Alger Mid Cap Growth Fund	Registered Investment Company (48,214 shares)	806,131
	MFS Value Fund	Registered Investment Company (27,631 shares)	639,652
	Loomis Sayles Bond Fund	Registered Investment Company (71,905 shares)	971,442
	IXIS U.S. Diversified Portfolio Fund	Registered Investment Company (16,254 shares)	327,850
	Oppenheimer Global Fund	Registered Investment Company (27,879 shares)	1,859,541
	BlackRock Global Resources Portfolio	Registered Investment Company (26,030 shares)	1,723,732
	Evergreen Special Values Fund	Registered Investment Company (44,511 shares)	1,191,121
	Pioneer High Yield Fund	Registered Investment Company (11,411 shares)	122,550
	American Balanced Fund	Registered Investment Company (100,646 shares)	1,788,481
	American Growth Fund of America	Registered Investment Company (42,786 shares)	1,304,971
	American Fundamental Investors Fund	Registered Investment Company (28,283 shares)	999,805

*	NovaStar Financial, Inc. common stock unitized stock fund	Stock Fund (132,831 units)	7,182,507

*	Participant loans	Various participants with varying maturities and interest rates at The Wall Street Journal prime plus 1% (5.5% to 10.50%)	688,123

	Total investments		$32,011,991

*	Represents party-in-interest to the Plan.

NOVASTAR FINANCIAL, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2005

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 3510.3-102”, was answered “yes”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction	Amount
NovaStar Financial, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The June 17, 2005 participant contribution was deposited on June 29, 2005.	$250,153

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NOVASTAR FINANCIAL, INC. 401(k) PLAN

DATE: November 29, 2006	/s/ Gregory S. Metz
Gregory S. Metz
Chief Financial Officer